                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                For the month of
                                    May 2000

                     Sapiens International Corporation N.V.
                 (translation of registrant's name into English)


                              c/o Landhuis Joonchi
                           Kaya Richard J. Beaujon z/n
                                  P.O. Box 837
                                   Willemstad
                          Curacao, Netherlands Antilles
                                (599) (9) 7366277
                    (address of principal executive offices)


         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

                            Form 20-F X Form 40-F
                                     ---         ---


         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934]

                                  Yes     No X
                                     ----   ---

[LOGO]
     FOR ADDITIONAL INFORMATION
     Lauri Hanover                         John W. Heilshorn, Jr./Jody Burfening
     Chief Financial Officer               Lippert/Heilshorn &
     Sapiens International                 Associates Inc.
     Tel:  +1-877-554-2426                 Tel: +1-212-838-3777
      +972-8-938-2701
     E-mail: lauri.h@sapiens.com           E-mail: jody@lhai.com
     ---------------------------           ---------------------


              SAPIENS INTERNATIONAL ANNOUNCES FIRST QUARTER RESULTS

      CEO Says Q1 Results Are In Line With Plan; Major Revenue Growth from
                     EuroMigration and New eMerge Offerings


Research Triangle Park, N.C.--May 3, 2000--Sapiens International Corporation N.V. (Nasdaq NM: SPNS), a global e-business solution provider, today announced unaudited results of operations for the first quarter ended March 31, 2000.

Product revenues in the first quarter of 2000 rose to $11.1 million from $10.5 million in the same period in 1999. Consulting and other services revenues were $10.3 million compared with $10.9 million in the first quarter of 1999. Revenues in Europe rose 12% to $16 million and sales in Asia-Pacific tripled to reach $1.8 million while sales in North America declined 45% from the first quarter of last year.

Consolidated operating loss in the first quarter was $2.4 million, which combines a nominal operating profit from core activities and a $2.5 million operating loss from eZoneXchange.com. eZoneXchange.com is a new unit of Sapiens International that provides solutions to market makers of Internet-based B2B marketplaces. Consolidated net loss in the first quarter was $2.2 million, or $.10 per share on a diluted basis, compared with net income of $3.2 million, or $0.13 per share on a diluted basis, in the same period last year. First quarter net income from core operations was $0.3 million, or $0.01 per share, and net loss from eZoneXchange.com operations was $2.5 million, or $0.11 per share.

Commenting on the results, Dani Falk, Chief Executive Officer said, "These results are in line with our plan. We have succeeded in generating significant revenue growth from our leading euro migration solution and strategic, long-term e-business offerings. While revenues for this quarter are flat, in fact, revenues from our euro migration and eMerge offerings grew by 700% from last year. Another major achievement this quarter is the increase of our backlog and pipeline to record levels.

"On a geographic basis, we are in the process of a major rebuilding effort in North America. This effort needs some time to gain momentum, but we believe that we will start to see revenue growth in this important market later this year, and that our North American operation will be a significant long-term contributor to the growth of our Company.

"We are also expanding our presence in the Pacific Rim. As a result of our investment in building sales channels in this region, we have tripled last years' Q1 revenues and more importantly, have grown our pipeline to a level that indicates strong future revenue growth in this region.

"Europe remains our core strength. Revenues, order entry and pipeline in this region have far exceeded our expectations. This is not limited to our euro migration offering, where we are recognized as the market leader. Our ability to web-enable our customers in record time, as proven through successful pilot projects, has already translated into a number of eMerge projects. Even more encouraging has been our ability to win follow-on eMerge pilot projects from our existing euro customers. This gives us an excellent foundation for future growth as we continue to attract new customers through our euro migration and eMerge offerings.

"Our partnerships with Cap Gemini and KPMG are another milestone in our long-term growth strategy. We have already signed two euro migration projects through our relationship with Cap Gemini. More importantly, Cap Gemini is introducing us to customers in new markets, such as Scandinavia, where we do not currently have direct operations.

"Sapiens' focus in the world of e-business is to help traditional companies (the so called "brick and mortar" companies) rapidly redefine their business models and IT systems in order to become web-enabled, e-business enterprises. This is our core eMerge business that has already generated pilot projects with leading organizations throughout the world and is the engine for our growing pipeline and future revenues. In addition to our core eMerge offering, we have identified a market segment in the evolving new economy: the supply of specialized fulfillment solutions to market makers of internet-based B2B marketplaces. We are committed to a long-term investment in this new segment through our recently formed unit, eZoneXchange.com. While we do not expect to see revenues in this segment in the near term, the prospects for this market and our offering are very exciting."

About Sapiens

Sapiens International is a global e-business solutions provider. Sapiens delivers strategic end-to-end solutions that enable customers to capitalize on their IT assets in the transition to e-business. Sapiens' vertical market frameworks, such as eMerge Loan and eMerge Insure, as well as its cross-industry offerings, such as eMerge and EuroMigration, apply new business models and processes in the emerging, dynamic world of e-business and help clients meet the challenges of euro migration and reengineering. Applying proven technologies, Sapiens ensures fast time-to-market and responsiveness to change.

Sapiens serves its growing customer base directly and through partnerships with such industry leaders as Cap Gemini, KPMG, IBM and CA. The Company's installed base of customers includes 3M, Air France, Greyhound Pioneer Australia, Honda, IBM, International Paper, Principal Financial, La Redoute and Siemens Energy and Automation and other multinational corporations.

You are invited to visit us on the World Wide Web at http://www.sapiens.com.

                                      # # #

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the company's accounting policies and other risk factors detailed in the Company's SEC filings.

                     SAPIENS INTERNATIONAL CORPORATION N.V.
                   Condensed Consolidated Statements of Income
              (U.S. Dollars in thousands, except per share amounts)




                                                   For the three months ended
                                                 -------------------------------
                                                    3/31/2000        3/31/1999
                                                 --------------   --------------
                                                    (Unaudited)      (Unaudited)
Revenues
Products                                              $ 11,140         $ 10,537
Consulting and other services                           10,282           10,949
                                                      --------         --------
Total revenues                                          21,422           21,486
                                                      --------         --------

Cost of revenues
Products                                                 4,540            3,714
Consulting and other services                            7,132            6,500
                                                      --------         --------
Total cost of revenues                                  11,672           10,214
                                                      --------         --------

Gross Profit                                             9,750           11,272

Expenses
Research and development, net                            2,226            1,419
Selling, general and administrative                      9,631            6,604
Amortization of goodwill                                   274               77
                                                      --------         --------

Operating Income                                        (2,381)           3,172

Financial income/(expenses), net                          (342)             256
Other income/(expenses), net (a)                           494             (259)
                                                      --------         --------

Net Income                                            $ (2,229)        $  3,169
                                                      ========         ========

Preferred stock dividend                                   (64)            (105)
                                                      --------         --------

Net income to common shareholders                     $ (2,293)        $  3,064
                                                      ========         ========
Basic earnings per share                              $  (0.10)        $   0.15
                                                      ========         ========
Diluted earnings per share (b,c)                      $  (0.10)        $   0.13
                                                      ========         ========

Weighted average shares used to compute:
Basic earnings per share                                21,897           20,344
Diluted earnings per share (b)                          21,897           23,973




Note a:   Includes other expenses, taxes and minority interest
     b: Due to the net loss in 2000 the inclusion of dilutive securities would be antidilutive.
     c: For the computation of diluted earnings per share in 1999, net income is reduced by the preferred stock dividend only when inclusion would be antidilutive.

                     SAPIENS INTERNATIONAL CORPORATION N.V.
                      Condensed Consolidated Balance Sheets
                           (U.S. Dollars in thousands)


                                                          3/31/2000              12/31/1999
                                                       ----------------       -----------------
                                                         (Unaudited)             (Audited)
Assets

       Cash                                                   $  9,382                $  8,735
       Short-term investments                                    8,059                   8,055
                                                       ----------------       -----------------
                                                                17,441                  16,790
       Trade receivables                                        32,840                  31,943
       Other receivables and prepaid expenses                    6,815                   7,118
                                                       ----------------       -----------------
       Total current assets                                     57,096                  55,851
                                                       ----------------       -----------------


       Property and equipment, net                               5,513                   5,207
       Goodwill, net                                             9,399                  10,056
       Other assets                                             14,324                  13,991
                                                       ----------------       -----------------
Total assets                                                  $ 86,332                $ 85,105
                                                       ================       =================


Liabilities and shareholders' equity

       Short-term loans                                       $  8,823                $  3,590
       Current maturities of long-term debt                         57                      67
       Trade payables                                            3,673                   3,495
       Other liabilities and accrued expenses                   13,005                  15,988
       Deferred revenue                                          3,167                   2,392
                                                       ----------------       -----------------
       Total current liabilities                                28,725                  25,532
                                                       ----------------       -----------------


       Long-term debt and other liabilities                      7,996                   8,159
       Shareholders' equity                                     49,611                  51,414
                                                       ----------------       -----------------
Total liabilities and shareholders' equity                    $ 86,332                $ 85,105
                                                       ================       =================



Note a: Certain prior year's amounts have been reclassified to conform with current year presentation

                                      # # #

[LOGO]


     FOR ADDITIONAL INFORMATION
     Lauri Hanover                         John W. Heilshorn, Jr./Jody Burfening
     Chief Financial Officer               Lippert/Heilshorn &
     Sapiens International                 Associates Inc.
     Tel:  +1-877-554-2426                 Tel: +1-212-838-3777
              +972-8-938-2701
     E-mail: lauri.h@sapiens.com           E-mail: jody@lhai.com
     ---------------------------           ---------------------



            SAPIENS EXTENDS ITS MASTER EURO AGREEMENT WITH AIR FRANCE
                      WITH A THIRD EURO CONVERSION PROJECT

Research Triangle Park, NC--May 18, 2000--Sapiens International Corporation N.V. (NASDAQ: SPNS) today announced that Air France's Department of Finance and Industry has awarded Sapiens a third euro conversion project to convert its Natural/Adabas IT systems to the single European currency, the euro.

The master euro transition project agreement between Sapiens and Air France involves a euro conversion project for Air France's Commercial Department and two additional projects for the company's Finance and Industry Department. This is the third project in which Sapiens has demonstrated the capabilities of its EuroMigration(TM) solution within the Air France operating environment.

Commenting on the project, Ms. France Schneider, Air France's Finance and Industry Department Manager, said: "This new order is the successful and natural continuation of our relationship with Sapiens."

Mr. Saadia Essoudry, Vice President, Sapiens France, added: "We are delighted to receive this follow-on Air France project, which is concrete recognition of the success and adaptability of our euro solution for a variety of IT environments. We look forward to servicing the euro conversion needs of the other subdivisions within Air France, and to long-term cooperation on Air France's future IT needs."

About Sapiens

Sapiens International (NASDAQ: SPNS) is a global e-business solutions provider. Sapiens delivers strategic end-to-end solutions that enable customers to capitalize on their IT assets in the transition to e-business. Sapiens' vertical market frameworks, such as eMerge Loan and eMerge Insure, as well as its cross-industry offerings, such as eMerge and EuroMigration, apply new business models and processes in the emerging, dynamic world of e-business and help clients meet the challenges of euro migration and reengineering. Applying proven technologies, Sapiens ensures fast time-to-market and responsiveness to change.

Sapiens serves its growing customer base directly and through partnerships with such industry leaders as Cap Gemini, IBM and CA. The Company's installed base of customers includes 3M, Air France, Greyhound Pioneer Australia, Honda, IBM, International Paper, Principal Financial, La Redoute and Siemens Energy and Automation and other multinational corporations.

You are invited to visit us on the World Wide Web at http://www.sapiens.com# # #
                                                     ----------------------


                                       ###


Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the company's accounting policies and other risk factors detailed in the Company's SEC filings.

[LOGO]

FOR ADDITIONAL INFORMATION
Lauri Hanover                         John W. Heilshorn, Jr./Jody Burfening
Chief Financial Officer               Lippert/Heilshorn &
Sapiens International                 Associates Inc.
Tel: + 1-877-554-2426                 Tel: + 1-212-838-3777
       + 972-8-938-2701
E-mail: lauri.h@sapiens.com           E-mail: jody@lhai.com
        -------------------                   -------------


           SAPIENS TO RE-ENGINEER CORE APPLICATION FOR ARGOS LTD USING
                           SAPIENS eMERGE(TM) SOLUTION
                   Project Valued at Approximately $1 Million

Research Triangle Park, NC--May 15, 2000--Sapiens International Corporation N.V (NASDAQ: SPNS), a global e-business solutions provider, today announced that Argos Ltd., part of GUS Group, Europe's leading catalogue and home shopping retailer, appointed Sapiens to re-engineer the Company's single-currency, core business `Merchandise Bought Ledger' application ("MBL"), using its eMerge solution.

Argos used the possible introduction of the euro to take a closer look at what future capabilities were required from the MBL system and viewed this as an opportunity to introduce new functionality, including multi-currency. Argos investigated various package solutions as well as internal development, but decided that Sapiens was the ideal choice to re-engineer the system, based on its ability to deliver mission-critical applications on-time and within budget.

Sapiens carried out a detailed `Scope and Approach' exercise to validate the delivery of the new system by re-engineering Argos' existing MBL application. This will enable Argos to leverage their existing system's functionality, add new features and gain flexibility and fast time-to-market. Sapiens will also provide a cost effective, advanced browser front-end that will replace the 3270 character-based screens currently in use and by using Sapiens eMerge solution Argos at some point can offer wider accessibility through an extranet or the Internet at a later stage allowing tighter integration with suppliers.

Commenting on the project, Mr. Charles Drakeford, Euro Programme Manager of Argos Ltd., said, "We decided to adopt the Sapiens approach because we have a high degree of confidence that the Company will deliver on time and within budget. The `MBL' application is core to the successful running of our business. Following Sapiens' references and their excellent reputation, we feel confident placing the future of our `MBL' system in their hands."

Mr. Yair Spitzer, Vice President, Sapiens UK, added, "We are delighted to have been appointed to carry out this project by Argos, and their confidence in us confirms our reputation for delivering large scale, business-critical solutions within the retail industry. We look forward to a long, mutually beneficial relationship with this latest UK eMerge customer. With our solution, Argos' MBL application can be readily extended to leverage the Internet and extranet whenever Argos is ready to do so."

About Argos, Ltd.

Argos Limited is Europe's leading catalogue retailer with more than 460 stores and six distribution centers in the UK and Eire. Their annual turnover in 1998 was in excess of (pound)1.6 Billion, with a product range exceeding 8000 lines. Argos Ltd. is a wholly owned subsidiary of Great Universal Stores Plc.

About Sapiens

Sapiens International (NASDAQ: SPNS) is a global e-business solutions provider. Sapiens delivers strategic end-to-end solutions that enable customers to capitalize on their IT assets in the transition to e-business. Sapiens' vertical market frameworks, such as eMerge Loan and eMerge Insure, as well as its cross-industry offerings, such as eMerge and EuroMigration, apply new business models and processes in the emerging, dynamic world of e-business and help clients meet the challenges of euro migration and reengineering. Applying proven technologies, Sapiens ensures fast time-to-market and responsiveness to change.

Sapiens serves its growing customer base directly and through partnerships with such industry leaders as Cap Gemini, CSC, IBM and CA. The Company's installed base of customers includes 3M, Air France, Greyhound Pioneer Australia, Honda, IBM, International Paper, Principal Financial, La Redoute and Siemens Energy and Automation and other multinational corporations.

You are invited to visit us on the World Wide Web at http://www.sapiens.com.

                                       ###


Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the company's accounting policies and other risk factors detailed in the Company's SEC filings.

[LOGO]                                                                    [LOGO]

                           FOR ADDITIONAL INFORMATION
Steve Clark                Lauri Hanover                  John W. Heilshorn, Jr./Jody Burfening
Director of Insurance      Chief Financial Officer        Lippert/Heilshorn &
Services                                                  Associates Inc.
CSC                        Sapiens International
Tel: +44 (01276) 411916    Tel:  +1-877-554-2426          Tel: +1-212- 838-3777
                                 +972-8-938-2701
E-mail: sclark26@csc.com   E-mail: lauri.h@sapiens.com    E-mail: jody@lhai.com
                           ---------------------------            --------------

                           CSC AND SAPIENS JOIN FORCES
                  To Market Sapiens' EuroMigration(TM) Solution
                          throughout the UK and Ireland

London, UK and Research Triangle Park, NC--May 11, 2000--CSC (NASDAQ: CSC) and Sapiens International Corporation N.V. (NASDAQ: SPNS), today announced an agreement to jointly market Sapiens' EuroMigration solution throughout the UK and Ireland, targeting insurance companies facing the challenges of euro transition.

The CSC and Sapiens agreement will offer significant advantages to insurance companies as they face the challenges presented by the euro. The euro migration is an enterprise-wide global project, which demands flexibility and fast time-to-market. The combination of CSC's application knowledge and Sapiens' EuroMigration solution delivers a comprehensive and powerful combination of knowledge, methodologies and skills to address the insurance market needs.

CSC has a wide portfolio of insurance applications such as Life 400, Capsil, Life MVS, Cogen, CLOAS and HOGAN which, with its proven management consulting expertise, gives CSC a superior understanding of how the euro will impact insurance companies both in the UK and Ireland. Sapiens, a recognized leader in the euro conversion marketplace, offers EuroMigration, an end-to-end euro conversion solution that preserves system-wide data integrity throughout the euro conversion cycle. The solution includes the ECR(TM) (Euro Configuration Repository), a global, operational platform designed to identify and manage all enterprise IT components and data while assessing inter and intra-systems conflict or impact, and serves as a platform for future extension to e-business.

Commenting on the project, Steve Clark, Director of Insurance Services at CSC, said: "We are pleased with our collaboration. Sapiens is the undisputed leader in the euro transition market and they possess superior enabling technologies and solutions. Our alliance with Sapiens enables us to provide our customers with a comprehensive, system-wide solution for euro migration."

"Joining forces with CSC greatly expands our project capabilities and market reach," said Yair Spitzer, Vice President, Sapiens UK. "Sapiens can provide insurance companies with a rapid and effective euro transition solution, and CSC is known worldwide for its global delivery capabilities, financial expertise and impressive portfolio of insurance applications." He continued, "We could not be happier with our partnership. This is particularly meaningful to us as many UK and Irish finance organisations are planning their move toward e-business to coincide with their euro migration projects."

About CSC

CSC's Financial Services Group offers a comprehensive array of business and technology solutions which support the complex requirements of the evolving global financial services industry. Customers include more than 1,000 banks, insurers, investment firms, consumer finance companies and other major financial services organisations around the globe. Computer Sciences Corporation helps clients in industry and government use information technology to achieve strategic and operational objectives. With 57,000 employees in more than 700 offices worldwide, the company tailors solutions from a broad suite of integrated service offerings, including e-business strategies and technologies; management and I/T consulting; systems development and integration; application software; and I/T and business process outsourcing.

Since its formation in 1959, CSC has been known for its flexibility in its relationships with clients. Through numerous agreements with hardware and software technology firms, the company is able to identify and manage solutions specifically tailored to each client's needs. CSC had revenues of $9.1 billion for the twelve months ended December 31, 1999. Its headquarters are in El Segundo, California. For more information, visit the company's web site at www.csc.com.

About Sapiens

Sapiens International (NASDAQ: SPNS) is a global e-business solutions provider. Sapiens delivers strategic end-to-end solutions that enable customers to capitalize on their IT assets in the transition to e-business. Sapiens' vertical market frameworks, such as eMerge Loan and eMerge Insure, as well as its cross-industry offerings, such as eMerge and EuroMigration, apply new business models and processes in the emerging, dynamic world of e-business and help clients meet the challenges of euro migration and reengineering. Applying proven technologies, Sapiens ensures fast time-to-market and responsiveness to change.

Sapiens serves its growing customer base directly and through partnerships with such industry leaders as Cap Gemini, CSC, IBM and CA. The Company's installed base of customers includes 3M, Air France, Greyhound Pioneer Australia, Honda, IBM, International Paper, Principal Financial, La Redoute and Siemens Energy and Automation and other multinational corporations.

You are invited to visit us on the World Wide Web at http://www.sapiens.com.

                                       ###


Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the company's accounting policies and other risk factors detailed in the Company's SEC filings.

[LOGO]

                                          FOR ADDITIONAL INFORMATION
Karen Kovatch                             Lauri Hanover                   John W. Heilshorn, Jr./Jody Burfening
Sr. Manager, Corporate Communications     Chief Financial Officer         Lippert/Heilshorn &
FreeMarkets                               Sapiens International           Associates Inc.
Tel: +1-412-297-8767                      Tel: + 1-877-554-2426           Tel: + 1-212-838-3777
                                               + 972-8-938-2701
E-mail: kovatch@freemarkets.com           E-mail: lauri.h@sapiens.com     E-mail: jody@lhai.com
        -----------------------                   -------------------             -------------


                    FREEMARKETS AND SAPIENS' EZONEXCHANGE.COM
                           FORM STRATEGIC RELATIONSHIP

  Companies to Offer the FreeMarkets(R) B2B eMarketplace and eZoneXchange.com's eFulfillment and Integration Solutions to Global 1000 Companies

Pittsburgh, PA and Research Triangle Park, NC--May 23, 2000--FreeMarkets, Inc. (NASDAQ: FMKT), the original and world's leading B2B eMarketplace, and Sapiens International Corporation (NASDAQ: SPNS) and its subsidiary eZoneXchange.com, providers of eFulfillment and integration solutions to B2B eMarketplaces, today announced the formation of a strategic relationship. Through the relationship, the companies will jointly provide Global 1000 organizations with access to the FreeMarkets B2B eMarketplace and eZoneXchange.com's eFulfillment and integration solutions.

As the quantity and variety of transactions conducted through B2B eMarketplaces grows, organizations are seeking solutions that can help them integrate their existing software systems and purchasing data with these eMarketplaces. The FreeMarkets/Sapiens-eZoneXchange.com relationship is designed to facilitate this integration.

Under the terms of the agreement, FreeMarkets will provide eZoneXchange.com customers with access to the FreeMarkets B2B eMarketplace, which has driven over $5.4 billion in commerce and resulted in estimated savings to customers of over $1 billion. eZoneXchange.com's eFulfillment solutions, which integrate customers' existing purchasing data, will be offered to FreeMarkets customers who want to tie their existing data into the Company's B2B eMarketplace. In addition, FreeMarkets and eZoneXchange.com will jointly market and sell their solutions to Global 1000 organizations.

"Offering our Global 1000 customers access to the FreeMarkets B2B eMarketplace enhances our e-business offerings significantly, while providing our customers the ability to realize significant savings on the purchase of a wide range of goods and services," said Yuda Doron, CEO of eZoneXchange.com.

"By partnering with Sapiens' eZoneXchange.com, we are enhancing our ability to help our customers make better purchasing decisions," said Scott Grimes, vice president of strategy and business development for FreeMarkets. "In addition to our industry-leading auction technology and market making services, we can now offer custom eFulfillment and integration solutions to our customers who wish to tie their existing purchasing data into our B2B eMarketplace. These tools will allow buyers to analyze their spend and spending patterns and make even more informed decisions about the goods and services they buy."

About eZoneXchange.com/Sapiens International Corporation

eZoneXchange.com is a subsidiary of Sapiens International Corporation N.V. eZoneXchange.com is an eNet Market technology company, which focuses on eFulfillment for B2B eMarketplaces. The company specializes in two areas: "hard eFulfillment", by providing the technological infrastructure and services to solve inefficiencies in the transportation and logistics processes, as well as "soft eFulfillment," which enables financial institutions to support their communities/markets.

Sapiens International (NASDAQ: SPNS) is a global e-business solutions provider. Sapiens delivers strategic end-to-end solutions that enable customers to capitalize on their IT assets in the transition to e-business. Sapiens' vertical market frameworks, such as eMerge Loan and eMerge Insure, as well as its cross-industry offerings, such as eMerge and EuroMigration, apply new business models and processes in the emerging, dynamic world of e-business and help clients meet the challenges of euro migration and reengineering. Applying proven technologies, Sapiens ensures fast time-to-market and responsiveness to change.

You are invited to visit us on the World Wide Web at http://www.sapiens.com
                                                     ----------------------

                                      # # #

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the company's accounting policies and other risk factors detailed in the Company's SEC filings

                                      # # #

About FreeMarkets

FreeMarkets is the original and world's leading B2B eMarketplace, with online markets for industrial parts, raw materials, commodities and services. The Company has executed online auctions for over $5.4 billion of purchase orders to date, and created potential estimated savings of more than $1 billion for its customers. Since 1995, FreeMarkets has created online auctions for products in more than 100 supply verticals, including injection molded plastic parts, commercial machinings, metal fabrications, chemicals, printed circuit boards, corrugated packaging and coal. More than 4,000 suppliers from over 50 countries have participated in the FreeMarkets B2B eMarketplace. FreeMarkets is the only B2B eMarketplace that includes industry-leading online auction technology, technical operations, industrial market making services, access to a global database of suppliers and supplier research, call center support to buyers and suppliers in over 30 languages, and marketplace rules. The Company's current customers include Visteon Corporation, United Technologies Corporation, The Quaker Oats Company, Owens Corning, Eaton Corporation, Emerson Electric Company, FirstEnergy Corp., SmithKline Beecham plc, Navistar International and Delphi Automotive Systems Corporation. FreeMarkets can be found on the Web at www.freemarkets.com. FreeMarkets is a registered trademark of FreeMarkets, Inc.

Forward-looking Statements

Statements in this press release that are not historical facts, including those statements that refer to FreeMarkets' plans, prospects, expectations, strategies, intentions, hopes and beliefs, are forward-looking statements. These forward-looking statements are based on information available to FreeMarkets today, and FreeMarkets assumes no obligation to update these statements as circumstances change. There are risks and uncertainties that could cause actual results to differ materially from the forward-looking statements, including, without limitation, market acceptance of FreeMarkets' B2B eMarketplace, the competitive nature of the market for business-to-business online auction services, FreeMarkets' ability to retain and increase revenue from existing customers and to attract new customers, FreeMarkets' ability to attract and retain qualified personnel, the size of the market for used equipment and surplus inventory, the demand for online auction and other asset recovery services by buyers and suppliers, and FreeMarkets' ability to integrate acquisitions. Risk factors are described in more detail in FreeMarkets' filings with the Securities and Exchange Commission.

[LOGO]

     FOR ADDITIONAL INFORMATION
     Lauri Hanover                         John W. Heilshorn, Jr./Jody Burfening
     Chief Financial Officer               Lippert/Heilshorn &
     Sapiens International                 Associates Inc.
     Tel:  +1-877-554-2426                 Tel: +1-212- 838-3777
              +972-8-938-2701
     E-mail: lauri.h@sapiens.com           E-mail: jody@lhai.com
             -------------------                   -------------


               SAPIENS TO DELIVER E-BUSINESS SUPPLY CHAIN SOLUTION
                               FOR FUN-TEES, INC.

                         Project Valued at $1.6 Million

Research Triangle Park, NC--May 8, 2000--Sapiens International Corporation N.V. (NASDAQ: SPNS), a global e-business solutions provider, today announced that Sapiens Americas was awarded a $1.6 million project to provide a comprehensive manufacturing and supply chain solution for Fun-Tees, Inc., a manufacturer of private label knitwear.

Deploying the eMerge(TM) Supply Chain solution, Sapiens will design and integrate the Fun-Tees' system to provide improved end-to-end, real time inventory and manufacturing control as the apparel manufacturer expands its off-shore manufacturing facilities. The system will provide seamless connectivity to all operations, as well as to customers and vendors. The Sapiens design will build on Fun-Tees' existing custom manufacturing system.

Lewis Reid, Chief Executive Officer of Fun-Tees, Inc., commented: "Our goal is to provide excellent customer service in an increasingly complex operating environment. The commitment from Sapiens to implement a complete solution within a very short delivery time was a key element in our selection of their proven technology and delivery methodology. Sapiens' ability to utilize current systems within the new design allowed us to migrate into the newer technology and greatly lowers our risk as re-designed applications emerge from proven, reliable legacy systems. Additionally, the ability to use the Internet as a means of secure access to eMerge technologies will prove to be very helpful in managing our growing off-shore operations."

Gil Arbel, Sapiens' Executive Vice President, Americas, said: "Sapiens is pleased to enable Fun-Tees to meet their business goal of upgrading their existing system to provide them with new functionality and extend their supply chain capabilities. Sapiens' eMerge Supply Chain provides a web-based enterprise-wide solution that also allows Fun-Tees to connect their worldwide plants."

About Fun-Tees, Inc.

Fun-Tees, Inc. is a privately held company established in 1972. The company is a vertically integrated manufacturer of knitwear with 1000 employees. The company operates manufacturing, printing and distribution facilities in the United States, Mexico and Central America. Fun-Tees produces private label knitwear for major U. S. brands and U. S. retailers.

About Sapiens

Sapiens International (NASDAQ: SPNS) is a global e-business solutions provider. Sapiens delivers strategic end-to-end solutions that enable customers to capitalize on their IT assets in the transition to e-business. Sapiens' vertical market frameworks, such as eMerge Loan and eMerge Insure, as well as its cross-industry offerings, such as eMerge and EuroMigration, apply new business models and processes in the emerging, dynamic world of e-business and help clients meet the challenges of euro migration and reengineering. Applying proven technologies, Sapiens ensures fast time-to-market and responsiveness to change.

Sapiens serves its growing customer base directly and through partnerships with such industry leaders as Cap Gemini, IBM and CA. The Company's installed base of customers includes 3M, Air France, Greyhound Pioneer Australia, Honda, IBM, International Paper, Principal Financial, La Redoute and Siemens Energy and Automation and other multinational corporations.

You are invited to visit us on the World Wide Web at http://www.sapiens.com.
                                                     -----------------------
                                       ###


Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the company's accounting policies and other risk factors detailed in the Company's SEC filings.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                    Sapiens International Corporation N.V.
                                                 (Registrant)




Date: May 31, 2000                              By:  /s/ Steve Kronengold
                                                   ----------------------
                                                    Steve Kronengold
                                                    General Counsel